DEAN HELLER
Secretary of State					FILED #C3160-2000
101 N. Carson St., Suite 3				April 26, 2000
Carson City, NV. 89701


                    CERTIFICATE OF AMENDEMENT TO
                     ARTICLES OF INCORPORATION
                 For Nevada Profit Corporations
  (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:  Egoonline.com

2.	The articles have been amended as follows:

I.	NAME:  The name of the corporation is:  EZfoodstop.com

3.	The vote by which the stockholders holding shares in the
corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted I favor of the amendment is: 100%.

4.	Signatures:

/s/ John Green, President      and    /s/ Ann Frazier, Secretary